UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

UNCONSOLIDATED NET INCOME OF PS 69,149 MILLION FOR THE MONTH OF JULY 2007
TOTALING PS 426,437 MILLION FOR THE FIRST SEVEN MONTHS OF 2007*
Medellín, Colombia, August 9, 2007
Bancolombia S.A. (“Bancolombia”) reported unconsolidated net income of Ps 69,149 million during the past month of July.
During July, total net interest income, including investment securities amounted to Ps 155,896 million. Additionally, total net fees and income from services totaled Ps 55,921 million.
Total assets amounted to Ps 30.14 trillion, total deposits totaled Ps 19.06 trillion and BANCOLOMBIA’s total shareholders’ equity amounted to Ps 4.49 trillion.
BANCOLOMBIA’s (unconsolidated) level of past due loans as a percentage of total loans was 2.60% as of July 31, 2007, and the level of allowance for past due loans was 140.10% as of the same date.
On July 5, 2007, BANCOLOMBIA sold mortgage loans to Titularizadora Colombiana S.A. (“Titularizadora”) amounting to approximately Ps. 290,000 million. These mortgage loans were securitized by Titularizadora through the issuance of mortgage-backed securities called TIPS E-4.
Additionally, On July 24, 2007, BANCOLOMBIA concluded its public offering of preferred shares. As a result of the issuance the bank increased its equity in approximately Ps 927.6 billion (US$480 million).
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian financial system as of July, 2007 was as follows: 18.4% of total deposits, 21.0% of total net loans, 19.0% of total savings accounts, 21.4% of total checking accounts and 14.5% of total time deposits.

* This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET		As of		Jul07/Jun07		Annual
(Ps Millions)	Jul-06	Jun-07	Jul-07	$	%	%
ASSETS
Cash and due from banks	1.413.219	1.894.783	1.547.506	-347.277	-18,33%	9,50%
Overnight funds sold	23.684	494.651	570.413	75.762	15,32%	2308,43%
Total cash and equivalents	1.436.903	2.389.434	2.117.919	-271.515	-11,36%	47,39%

Debt securities	5.150.105	3.718.886	4.220.900	502.014	13,50%	-18,04%
Trading	2.432.651	1.674.978	2.060.990	386.012	23,05%	-15,28%
Available for Sale	1.474.103	973.651	1.088.385	114.734	11,78%	-26,17%
Held to Maturity	1.243.351	1.070.257	1.071.525	1.268	0,12%	-13,82%
Equity securities	923.390	961.667	1.023.736	62.069	6,45%	10,87%
Trading	2.822	5.602	65.684	60.082	1072,51%	2227,57%
Available for Sale	920.568	956.065	958.052	1.987	0,21%	4,07%
Market value allowance	-39.548	-29.833	-29.851	-18	0,06%	-24,52%
Net investment securities	6.033.947	4.650.720	5.214.785	564.065	12,13%	-13,58%

Commercial loans	12.067.559	15.223.340	15.786.275	562.935	3,70%	30,82%
Consumer loans	2.318.226	3.068.543	3.288.415	219.872	7,17%	41,85%
Small business loans	92.700	112.840	110.069	-2.771	-2,46%	18,74%
Mortgage loans	1.776.095	2.031.531	1.857.966	-173.565	-8,54%	4,61%
Allowance for loans and financial leases losses	-567.422	-720.858	-764.192	-43.334	6,01%	34,68%
Net total loans and financial leases	15.687.158	19.715.396	20.278.533	563.137	2,86%	29,27%

Accrued interest receivable on loans	164.734	234.818	246.801	11.983	5,10%	49,82%
Allowance for accrued interest losses	-8.316	-10.562	-14.966	-4.404	41,70%	79,97%
Net total interest accrued	156.418	224.256	231.835	7.579	3,38%	48,22%

Customers’ acceptances and derivatives	170.812	237.090	273.863	36.773	15,51%	60,33%
Net accounts receivable	205.880	365.428	380.353	14.925	4,08%	84,74%
Net premises and equipment	344.080	375.485	388.117	12.632	3,36%	12,80%
Foreclosed assets	21.654	13.185	14.284	1.099	8,34%	-34,04%
Prepaid expenses and deferred charges	47.352	30.324	39.768	9.444	31,14%	-16,02%
Goodwill	51.687	26.336	24.032	-2.304	-8,75%	-53,50%
Other	464.749	256.118	260.038	3.920	1,53%	-44,05%
Reappraisal of assets	653.258	896.405	916.541	20.136	2,25%	40,30%

Total assets	25.273.898	29.180.177	30.140.068	959.891	3,29%	19,25%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	3.427.251	3.895.143	3.957.638	62.495	1,60%	15,48%
Checking accounts	3.008.445	3.578.721	3.639.092	60.371	1,69%	20,96%
Other	418.806	316.422	318.546	2.124	0,67%	-23,94%

Interest bearing	12.477.946	14.715.170	15.107.140	391.970	2,66%	21,07%
Checking accounts	333.029	294.808	382.347	87.539	29,69%	14,81%
Time deposits	3.250.515	4.096.939	4.074.363	-22.576	-0,55%	25,35%
Savings deposits	8.894.402	10.323.423	10.650.430	327.007	3,17%	19,74%

Total deposits	15.905.197	18.610.313	19.064.778	454.465	2,44%	19,87%
Overnight funds	1.564.576	1.685.057	820.153	-864.904	-51,33%	-47,58%
Bank acceptances outstanding	70.720	56.289	66.137	9.848	17,50%	-6,48%
Interbank borrowings	1.617.375	1.018.073	742.986	-275.087	-27,02%	-54,06%
Borrowings from domestic development banks	851.352	976.077	1.215.190	239.113	24,50%	42,74%
Accounts payable	588.171	1.239.422	1.663.221	423.799	34,19%	182,78%
Accrued interest payable	132.133	130.618	142.110	11.492	8,80%	7,55%
Other liabilities	255.483	271.966	274.945	2.979	1,10%	7,62%
Bonds	957.251	1.285.585	1.262.278	-23.307	-1,81%	31,86%
Accrued expenses	278.285	384.867	397.422	12.555	3,26%	42,81%

Total liabilities	22.220.543	25.658.267	25.649.220	-9.047	-0,04%	15,43%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	363.914	365.375	393.914	28.539	7,81%	8,24%

Retained earnings	1.550.447	1.824.365	2.748.153	923.788	50,64%	77,25%
Appropiated	1.228.943	1.467.077	2.321.716	854.639	58,25%	88,92%
Unappropiated	321.504	357.288	426.437	69.149	19,35%	32,64%

Reappraisal and others	1.136.288	1.355.357	1.375.533	20.176	1,49%	21,05%
Gross unrealized gain or loss on debt securities	2.706	-23.187	-26.752	-3.565	15,37%	-1088,62%

Total shareholder’s equity	3.053.355	3.521.910	4.490.848	968.938	27,51%	47,08%

Total liabilities and shareholder’s equity	25.273.898	29.180.177	30.140.068	959.891	3,29%	19,25%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps Millions)	Jul-06	Jul-07%		Jun-07	Jul-07%
Interest income and expenses
Interest on loans	1.022.878	1.418.637	38,69%	219.160	230.908	5,36%
Interest on investment securities	(10.028)	157.776	1673,35%	31.108	14.961	-51,91%
Overnight funds	15.649	28.458	81,85%	4.632	4.228	-8,72%
Total interest income	1.028.499	1.604.871	56,04%	254.900	250.097	-1,88%

Interest expense Checking accounts	4.474	9.717	117,19%	1.439	1.319	-8,34%
Time deposits	122.572	150.554	22,83%	23.582	26.814	13,71%
Savings deposits	136.077	249.676	83,48%	37.160	40.136	8,01%
Total interest on deposits	263.123	409.947	55,80%	62.181	68.269	9,79%

Interbank borrowings	65.429	46.174	-29,43%	5.951	4.684	-21,29%
Borrowings from domestic development banks	33.551	32.584	-2,88%	5.183	5.897	13,78%
Overnight funds	34.526	44.246	28,15%	8.476	6.848	-19,21%
Bonds	47.704	38.413	-19,48%	8.501	8.503	0,02%
Total interest expense	444.333	571.364	28,59%	90.292	94.201	4,33%

Net interest income	584.166	1.033.507	76,92%	164.608	155.896	-5,29%
Provision for loan and accrued interest losses, net	(98.682)	(221.412)	124,37%	(48.347)	(50.708)	4,88%
Recovery of charged-off loans	36.060	38.905	7,89%	4.782	9.864	106,27%
Provision for foreclosed assets and other assets	(18.060)	(12.179)	-32,56%	(1.961)	(1.293)	-34,06%
Recovery of provisions for foreclosed assets and other assets	58.916	39.394	-33,14%	23	2.955	12747,83%

Total net provisions	(21.766)	(155.292)	613,46%	(45.503)	(39.182)	-13,89%
Net interest income after provision for loans and accrued interest losses	562.400	878.215	56,15%	119.105	116.714	-2,01%

Commissions from banking services and other services	46.227	52.165	12,85%	8.087	10.040	24,15%
Electronic services and ATM’s fees, net	50.201	40.798	-18,73%	6.404	6.375	-0,45%
Branch network services, net	30.705	56.147	82,86%	8.018	8.131	1,41%
Collections and payments fees, net	39.688	61.318	54,50%	9.404	9.409	0,05%
Credit card merchant fees, net	5.043	11.965	137,26%	712	1.736	143,82%
Credit and debit card fees, net	139.734	141.638	1,36%	22.648	21.942	-3,12%
Checking fees, net	34.230	38.162	11,49%	5.414	5.351	-1,16%
Check remittance, net	6.476	5.888	-9,08%	842	864	2,61%
International operations, net	15.511	18.623	20,06%	2.729	2.321	-14,95%
Total fees and other service income	367.815	426.704	16,01%	64.258	66.169	2,97%

Other fees and service expenses	(41.721)	(55.772)	33,68%	(8.944)	(10.248)	14,58%
Total fees and income from services, net	326.094	370.932	13,75%	55.314	55.921	1,10%

Other operating income
Net foreign exchange gains	99.717	(61.254)	-161,43%	28.029	(4.684)	-116,71%
Forward contracts in foreign currency	(26.747)	123.116	560,30%	(19.893)	16.226	181,57%
Gains(Loss) on sales of investments on equity securities	43.128	(13.208)	-130,63%	—	—	*
Gains on sale of mortgage loan	—	857	*	—	857	*
Dividend income	128.571	122.098	-5,03%	—	31	*
Communication, rent payments and others	921	819	-11,07%	108	117	8,33%
Total other operating income	245.590	172.428	-29,79%	8.244	12.547	52,20%

Total income	1.134.084	1.421.575	25,35%	182.663	185.182	1,38%
Operating expenses
Salaries and employee benefits	312.547	350.430	12,12%	53.053	49.088	-7,47%
Bonus plan payments	6.021	23.099	283,64%	2.308	2.715	17,63%
Compensation	2.211	11.497	419,99%	837	1.825	118,04%
Administrative and other expenses	359.865	444.046	23,39%	62.581	59.258	-5,31%
Deposit security, net	30.623	23.948	-21,80%	3.462	3.454	-0,23%
Donation expenses	102	257	151,96%	33	32	-3,03%
Depreciation	42.521	43.497	2,30%	8.511	3.564	-58,12%
Total operating expenses	753.890	896.774	18,95%	130.785	119.936	-8,30%

Net operating income	380.194	524.801	38,04%	51.878	65.246	25,77%
Merger expenses	14.090	—	*	—	—	0,00%
Goodwill amortization	14.291	16.131	12,88%	2.304	2.304	0,00%
Non-operating income (expense)
Other income	128.294	52.005	-59,46%	5.223	7.728	47,96%
Other expense	(90.125)	(25.406)	-71,81%	(1.869)	(2.163)	15,73%
Total non-operating income	38.169	26.599	-30,31%	3.354	5.565	65,92%
Income before income taxes	389.982	535.269	37,25%	52.928	68.507	29,43%
Income tax expense	(68.478)	(108.832)	58,93%	(12.406)	642	-105,17%

Net income	321.504	426.437	32,64%	40.522	69.149	70,65%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: August 9, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance